General Extraordinary and Ordinary Shareholders’ Meeting of
GRUPO CASA S.A.B. DE C.V. held on December 5, 2006

In accordance with the Mexican Securities Market Law (Ley del Mercado de Valores), as amended, Grupo Casa Saba, S.A.B. de C.V. amended its bylaws in order to comply with the new requirements set forth in the Securities Market Law and ensure that its corporate governance procedures are substantially similar to international standards.

At the General Extraordinary and Ordinary Shareholders’ Meeting of the Company, among others, the following resolutions were adopted: (i) the Company's legal name was changed to Grupo Casa Saba, Sociedad Anónima Bursátil de Capital Variable or its abbreviation S.A.B. de C.V.; (ii) the rules for the operation and responsibilities of the corporate bodies, including the Corporate Practices Committee and the Audit Committee, were amended; and (iii) protections afforded to minority shareholders were increased.

Likewise, at such meeting, members of the corporate bodies of Grupo Casa Saba, S.A.B. de C.V. were appointed and ratified.